UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SKYLINE CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	1-4714	35-1038277
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P. O. Box 743, 2520 By-Pass Road Elkhart, IN 46515
(Address of principal executive offices) (Zip Code)

Jon S. Pilarski (574) 350-2275

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1-Conflict Mineral Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Skyline Corporation conducted a reasonable country of origin inquiry pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016. In conducting its reasonable country of origin inquiry, the Corporation utilized a conflict minerals reporting template developed by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. The Corporation identified 100 of its 192 suppliers where the presence of tin, tantalum, tungsten, and gold (3TG) may exist in products purchased. In April 2017, the template was sent electronically to these suppliers. Responses to the template were received and stored in an internally developed database system that categorized responses. Suppliers that did not initially respond to the inquiry were contacted with requests to complete and submit the template. The Corporation received responses from 84 suppliers.

Based on responses given by these suppliers, the Corporation determined the following:

•	3TG is not present in products purchased

•	Uncertainty with a supplier whether 3TG is present in products purchased

•	3TG is present in products purchased with no reason to believe that the metals originated in the Democratic Republic of Congo or an adjoining country.

This Form SD is available in the Corporation’s Investor Relations section of its internet website at www.skylinecorp.com.

Section 2-Exhibits

Item 2.01	Exhibits

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

SKYLINE CORPORATION
Date: May 24, 2017

	By:	/s/ Jon S. Pilarski
Jon S. Pilarski
Chief Financial Officer